Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Provides Business Update

Ottawa, Ontario, October 27, 2009 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) DragonWave Inc. (“DragonWave”) announced today that it has recently experienced strong order intake such that its order backlog has increased by approximately 60% since the end of fiscal Q2.  These new orders have been received over the last week from DragonWave’s customers in the United States, Canada and EMEA.  DragonWave will assess the impact of the order activity along with other business factors and provide an update in connection with the release of its fiscal Q3 results.

ABOUT DRAGONWAVE

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America. DragonWave’s web site is http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Caution Regarding Forward-Looking Statements

This release contains statements that are forward-looking statements or forward-looking information within the meaning of applicable securities laws. Such statements are subject to certain assumptions, risks and uncertainties. DragonWave’s actual results, performance, achievements or developments may differ materially from the results, performance, achievements or developments implied by such statements. Readers are cautioned not to place undue reliance on such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Russell Frederick

Chief Financial Officer

DragonWave Inc.

(613) 599-9991 ext. 2253

rfrederick@dragonwaveinc.com